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FEB 28 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Investments Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter E. Caldwell (480) 477-2147
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mR

AB 3/13

OATH OR AFFIRMATION

I, Peter Caldwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Investments Distributor, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE HOPKINS-COWAN
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Commission Expires
July 31, 2012

Peter E Caldwell
Signature

Chief Financial Officer
Title

Diane Hopkins-Cowan
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

ING Investments Distributor, LLC
December 31, 2011
with Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

ING Investments Distributor, LLC
Statement of Financial Condition
December 31, 2011

Contents

Ernst & Young

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
ING Investments Distributor, LLC

We have audited the accompanying statement of financial condition of ING Investments Distributor, LLC (the Company, its primary member being ING Funds Services, LLC which is an indirect wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of ING Investments Distributor, LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Atlanta, Georgia
February 24, 2012

ING Investments Distributor, LLC
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	56,531,346
Accounts receivable		15,404,736
Prepaid expenses		580,305
Due from affiliates		3,127,831
Deferred acquisition cost - A, B and C shares, net of amortization		1,811,703
Other assets		170,877
Total assets		77,626,798
Liabilities and member's equity		
Liabilities:		
Commissions and concessions payable		20,342,891
Accounts payable and other accrued liabilities		3,038,367
Due to affiliates		17,251,674
Other liabilities		4,653,149
Total liabilities		45,286,081
Member's equity		32,340,717
Total liabilities and member's equity	$	77,626,798

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

ING Investments Distributor, LLC (the Company) is owned by its primary member, ING Funds Services, LLC (Member) which is a wholly-owned subsidiary of ING Capital Corp., LLC (ING CC). ING CC is a wholly-owned subsidiary of ING Investment Management LLC (IIM). IIM is a wholly-owned subsidiary of Lion Connecticut Holdings, Inc. (LCH), which is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly-owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in the Netherlands.

The Company is engaged primarily in the marketing and distribution of mutual funds and variable products but may also distribute hedge funds, real estate investment trusts, collective investment trusts, private placements and privately negotiated transactions. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is the principal underwriter and distributor for mutual funds which are managed by ING AIH affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Distribution Fees from Affiliated Mutual Funds

The Company serves as the principal distributor for proprietary mutual funds. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company receives distribution fees from the funds ranging from .25% to 1.00% on an annual basis of the respective funds' net assets. Distribution fees and commissions pursuant to the related distribution plan agreements are accrued as earned. Distribution fees receivable amounted to $14,270,260 at December 31, 2011. Distribution fees receivable is a component of accounts receivable in the accompanying statement of financial condition. Also under Rule 12b-1, the Company makes ongoing payments on a monthly and quarterly basis to authorized dealers for distribution and shareholder servicing at annual rates ranging from .25% to 1.00% of the fund's average daily net assets. In 2011, due to the economic environment the Company has waived distribution fees associated with certain money market funds.

The Company earns an underwriting fee on the sale of certain shares sold with an upfront load as well as on the redemption of certain shares sold within a specified period following the purchase. Both of these fees are paid by the shareholder. Receivables of $24,453, representing the second half of December 2011 underwriting fees was accrued for as a receivable at December 31, 2011, which is included in accounts receivable on the statement of financial condition. These fees are recognized at the time of the shareholder purchase or redemption.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2011 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Fair Value

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, "*Fair Value Measurements and Disclosures* (Accounting Standards Codification (ASC) Topic 820): *Improving Disclosures about Fair Value Measurements*" (ASU 2010-06), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and

- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, and are included in the Fair Value of Financial Instruments note to these Financial Statements, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Company on January 1, 2011 fiscal year. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (IFRSs)

In May 2011, the FASB issued ASU 2011-04, "*Fair Value Measurements and Disclosures* (ASC Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs*" (ASU 2011-04), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;

- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;

- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and

- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 are effective during interim or annual periods beginning after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-04.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are includable in the federal income tax return of LCH, whether or not an actual cash distribution is made to the Parent during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2011. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service (IRS) is currently examining ING AIH's tax returns for the years 2010 through 2012 as a part of the IRS Compliance Assurance Process (CAP) program. Tax year 2009 was settled with the IRS in the first quarter of 2011. Management is not aware of any adjustments as a result of the settlement of the prior year audits or the continuing examinations that would have a material impact on the financial statements of the Company.

4. Deferred Acquisition Costs

Acquisition costs, principally commissions paid to authorized broker-dealers, are deferred for certain products. Deferred acquisition costs are amortized over the estimated lives of the related products or in the period in which a contingent deferred sales charge (CDSC) is applied when the client's investment is redeemed.

The Company is entitled to CDSC, which is imposed upon the redemption of Class A, Class B and Class C shares of the funds. Such charges (excluding the Senior Income Fund Class A) are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million if the shares are redeemed within one or two years of purchase at a rate of 1% for redemptions in the first and second year after purchase (.50% for purchases over $2.5 million and .25% for purchases over $5 million redeemed in the first year). CDSC is typically imposed on Class B shares at the rate of 5% for redemptions in the first year after purchase, declining to 4%, 3%, 3%, 2% and 1% in the second, third, fourth, fifth and sixth years, respectively. CDSC for Class C shares is imposed at a rate of 1% for one year.

The Senior Income Class A Early Withdrawal charge of 1% is paid by the redeeming shareholder and is imposed on Class A shares for purchases over $1 million if the shares are repurchased by the Fund within one year of the shareholder's purchase.

Prior to January 1, 2008, the Company entered into transactions relating to its deferred acquisition costs - B share asset with a third-party financial institution under an on-going

agreement (the Agreement). Pursuant to the Agreement, the Company received cash in exchange for amounts defined as payment of commissions on sales of fund B shares and a third-party financial institution would receive in return, the secured right to directly receive all payment of the annual distribution fees of .75% of such B share net assets and all related CDSC's related to such B shares. Beginning January 1, 2008, the Company no longer sells its' B share acquisition costs under the Agreement. For all B share sales occurring after January 1, 2008, the Company capitalizes the deferred acquisition costs and amortizes them over the life of the CDSC fee. For all B share sales prior to December 31, 2007, the existing Agreement with the third-party financial institution remains in place for the life of those B shares. In January 2010, the Company ceased distributing new B shares. All existing financing arrangements will remain effective for the life of the outstanding B shares.

In accordance with ASC Topic 946, *Financial Services-Investment Companies*, the Company treats the B share activity and the Agreement as a sale for financial accounting and reporting purposes and regulatory net capital purposes.

The Company periodically analyzes the recoverability of its deferred acquisition costs by a comparison to the net cash flows to be received. If necessary, a valuation allowance is recorded to reflect the difference between the carrying amount and the estimated fair value. At December 31, 2011, no valuation allowance was recorded.

5. Related Party Transactions

In 2004, the Company entered into an agreement with ING Clarion Real Estate Securities, L.P., an affiliated company owned by ING AIH. This agreement called for the Company to provide ongoing services to distribute shares of the closed-end ING Clarion Global Real Estate Income Fund. This agreement was terminated in June 2011 and the Company received payment for the remaining amounts due in 2011 and 2012.

The Company distributes mutual funds and variable products through its insurance and other affiliate. As the distributor for these products, the Company receives 12b-1 and shareholder service fees from the funds and variable products which are paid to the affiliated companies by the Company upon receipt from the funds.

The Company participates in administrative service agreements with affiliated companies and ING AIH for general business, administrative, and management services provided by the affiliated companies to the Company. All operating expenses other than those allocated under the administrative agreements are paid directly by the Company.

The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third-parties. Similarly, the expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

Throughout the year ended December 31, 2011, the Company received capital contributions from its Parent in order to maintain regulatory capital requirements in the form of cash contributions. During the year ended December 31, 2011, these capital contributions totaled $60,000,000 that is reported in member's equity.

6. Employee Benefits

The employees of the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2011, and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

7. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

8. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2011. The securities owned of $47,925,110, included in cash and cash equivalents primarily represent money market in cash equivalents and short-term investments funds and are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with ASC Topic 820.

There have been no transfers between levels for the year ended December 31, 2011.

9. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2011, the Company had net capital of $9,768,243 which was $6,749,169 in excess of its required net capital of $3,019,074. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 4.64 to 1.

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308
Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
ING Investments Distributor, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of ING Investments Distributor, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating ING Investments Distributor, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. ING Investments Distributor, LLC's management is responsible for ING Investments Distributor LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and copies of checks, noting that the amount reported on Form SIPC-7 page 1, line 2B of $1,274 did not agree to the respective cash disbursement record entry and copy of check by $121, which is the amount of interest computed on late payment as reported on the June 30, 2011 Form SIPC-6 line 2B.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting that total revenue on Form SIPC-7 page 2, line 2a of $182,069,409 exceeded the amount reported on the audited Form X-17A-5 by $2.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by revenue type, noting no findings.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting that SIPC net operating revenues on Form SIPC-7 page 2, line 2d of $941,954 was overstated by $3.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ING Investments Distributor, LLC
ATTN: Marcey Mende
7337 E Doubletree Ranch Road
Scottsdale, AZ 85258

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,355

B. Less payment made with SIPC-6 filed (exclude interest) (1,274)
1/18/2011
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 1,081

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,081

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,081

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ING Investments Distributor, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP - Controller
(Title)

Dated the 16 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 11
and ending December 31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 182,069,409
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	181,127,458
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-
Total deductions	181,127,458
2d. SIPC Net Operating Revenues	$ 941,954
2e. General Assessment @ .0025	$ 2,355

(to page 1, line 2.A.)